SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Enservco Corporation

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Michael D. Herman

Debra Herman

501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 5,670,707
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 7,781,707
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,315,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 41.6%

14    TYPE OF REPORTING PERSON

IN

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,315,367

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 41.6%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.005 par value, of Enservco Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

Oil and gas industry professional. Mr. Herman’s primary employment is as an officer, director and control person of Enservco Corp. and its subsidiary and related entities. Enservco Corp.’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246. Mrs. Herman is not employed outside of the home.

During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 23, 2013, Mr. Herman sold 1,549,800 shares of the Company’s restricted common stock for $1.25 per share to TJF Acquisitions Inc., and 826,200 shares of the Company’s restricted common stock for $1.25 per share to Robert D. Van Vliet Revocable Trust.

On September 27, 2013, Mr. Herman sold 1,508,953 shares on the open market at $1.30 per share pursuant to the Company’s registration statement on Form S-1.

ITEM 4. PURPOSE OF THE TRANSACTION

TJF Acquisitions Inc. and Robert D. Van Vliet Revocable Trust were seeking to acquire shares of Enservco, and Mr. Herman desired to liquidate a portion of his holdings in part to meet personal obligations and to take advantage of certain personal opportunities. In connection with the market sale on September 27, 2013, Mr. Herman had a continuing need to meet certain personal obligations and to take advantage of certain personal opportunities.

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. and Mrs. Herman have sole voting and dispositive power over 14,315,367 common shares of Enservco Corporation, which represents approximately 41.6% of the total number of common shares currently outstanding.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

On September 23, 2013, Mr. Herman sold 1,549,800 shares of the Company’s restricted common stock for $1.25 per share to TJF Acquisitions Inc., and 826,200 shares of the Company’s restricted common stock for $1.25 per share to Robert D. Van Vliet Revocable Trust.

On September 27, 2013, Mr. Herman sold 1,508,953 shares on the open market for $1.30 per share pursuant to the Company’s registration statement on Form S-1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Mr. Herman has, from the inception of Enservco’s banking relationship with its prior lender (including prior to the July 27, 2010 merger transaction) until a November 2012 refinancing by Enservco of its obligations with PNC Bank, N.A., been an unlimited guarantor of Enservco’s and its predecessors’ obligations to its prior lender. As a result of the refinancing, Mr. Herman's obligation to guarantee Enservco's banking indebtedness was reduced, but still exists.

Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt. This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

SIGNATURE

October 1, 2013
/s/ Michael D. Herman
By: Michael D. Herman

October 1, 2013
/s/ Debra Herman
By: Debra Herman